Exhibit (a)(xiii)

NEWS RELEASE

FOR IMMEDIATE RELEASE

DATE: April 14, 2014

MEDIA CONTACT: Dan Lombardo, Inland American Real Estate Trust, Inc.

                                     630-586-6314 or dan.lombardo@inlandgroup.com

Inland American Real Estate Trust, Inc. Extends Tender Offer

Oak Brook, Ill. April 14, 2014 — Inland American Real Estate Trust, Inc. (the “Company”) announced today that in an effort to provide additional time to stockholders to submit paperwork to validly tender their shares, and to allow them to correct any paperwork submitted in error, the Company’s board of directors has decided to extend the Company’s modified “Dutch Auction” tender offer (the “Offer”) to 5:00 p.m. Eastern Time on Friday, April 25, 2014. The Offer was previously scheduled to expire at 5:00 p.m. Eastern Time on Friday, April 11, 2014.

In accordance with the terms of the Offer and subject to its conditions, tendering stockholders will specify the price or prices at which they are tendering their shares, which may not be greater than $6.50 nor less than $6.10 per share. The purchase price will be the lowest price that will enable the Company to buy up to $350,000,000 in value of its shares of common stock (or such lesser number of shares as are validly tendered) pursuant to the Offer.

The Offer will now expire at 5:00 p.m. Eastern Time on Friday, April 25, 2014. Upon expiration, payment for the shares of common stock accepted for purchase under the Offer will occur promptly in accordance with applicable law.

None of the Company, its board of directors, or DST Systems, Inc. (“DST”), in its capacity as depositary, paying agent or information agent, makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares or as to the price or the prices at which they may choose to tender their shares. Each stockholder must make his, her or its own decision whether to tender shares, and if so, how many shares to tender and the price or prices at which to tender.

As of April 11, 2014, approximately 50,443,108 shares have been tendered. Please note that the number of shares tendered may change significantly between the date of this release and the new expiration date of April 25, 2014.

Any questions or requests for assistance may be directed to DST by telephone toll free at 855-377-0510. Requests for copies of the offer to purchase, the letter of transmittal or other tender offer materials may be directed to the information agent and such copies will be furnished promptly at the Company’s expense. Stockholders may also want to consider contacting their broker dealer, commercial bank, trust company, custodian or other nominee for assistance concerning the Offer.

NEWS RELEASE

Important Notice

This press release is a summary provided for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The full details of the modified “Dutch Auction” tender offer, including complete instructions on how to tender shares, are included in the offer to purchase, the letter of transmittal and other related materials. Stockholders are urged to read carefully the offer to purchase, the letter of transmittal and other related materials because they contain important information, including the terms and conditions of the tender offer. Stockholders may obtain free copies of the offer to purchase, the letter of transmittal and other materials filed by the Company with the SEC at the SEC’s website at www.sec.gov.

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About Inland American Real Estate Trust, Inc.

Inland American Real Estate Trust, Inc. focuses on acquiring and developing a diversified portfolio of commercial real estate located in the United States. The company also invests in joint ventures, development projects, real estate loans and marketable securities. As of December 31, 2013 Inland American owned 277 properties, representing approximately 24 million square feet of retail, industrial and office properties, 8,290 student housing beds and 19,337 hotel rooms. For further information regarding Inland American, please refer to the company website at www.inlandamerican.com.

Forward-Looking Statements

Certain statements and assumptions in this press release contain or are based upon “forward-looking” information and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When we use the words “will,” may,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” or similar expressions, we intend to identify forward-looking statements. Such statements are subject to numerous assumptions and uncertainties, including the fulfillment of conditions to the Offer, many of which are outside of the Company’s control, which could cause actual results to differ materially from those expressed in or implied by the content of this document. Forward-looking statements made in this press release are made only as of the date of their initial publication and neither party undertakes an obligation to publicly update any of these forward-looking statements as actual events unfold. We describe risks, uncertainties and assumptions that could affect the outcome or results of operations in the “Risk Factors” section of our Annual Report on Form 10-K for the fiscal year ended December 31, 2013.